Exhibit 99.1

Contacts:

Albert Gabrielli	Jack McAvoy
ViryaNet	ViryaNet
508-490-8600, ext 3038	508-490-8600, ext 3090
albert.gabrielli@viryanet.com	jack.mcavoy@viryanet.com

VIRYANET REPORTS RESULTS OF ITS FIRST FISCAL QUARTER OF 2003

Southborough, Mass. — July 22, 2003 — ViryaNet (NasdaqSC: VRYA), a leading provider of integrated mobile and Web-based software applications for workforce management and the automation of field service delivery, today announced financial results of its first fiscal quarter of 2003.

Total revenues were $2.0M for the first quarter, ended March 31, 2003, a 56% increase from $1.3M recorded for the fourth quarter of 2002, and a 52% decrease from $4.2M recorded in the first quarter of 2002.

For the first quarter of 2003, the Company reported a net loss of $1.4M, or $ 0.51 per basic and diluted share, compared to a net loss of $4.3M or $1.60 per basic and diluted share for the fourth quarter of 2002, and compared to a net loss of $0.3M or $0.15 per basic and diluted share for the first quarter of 2002.

The Company reported gross margins of 42% for the first quarter of 2003, compared to 6% for the fourth quarter of 2002, and 67% for the first quarter of 2002. The increase in gross margins from the previous quarter was due to an increase in the volume of services business, the absence of the one-time restructuring charges of the previous quarter in the services business, and the contribution of higher-margin license revenues.

Operating expenses for the first quarter of 2003 were $2.1M, compared to $4.2M for the fourth quarter of 2002, and compared to $3.1M for the first quarter of 2002. Excluding charges related to: provisions for doubtful accounts; restructuring; in-process R&D write-offs; or stock-based compensation, operating expenses for the first quarter of 2003 were $2.1M compared to $2.7M for the fourth quarter of 2002, and $2.6M for the first quarter of 2002.

During July 2003, the Company reached an agreement with its primary lender, Bank Hapoalim of Israel, to restructure a portion of its short-term loan arrangement for $3.45M. Under such agreement, the bank has agreed to convert $2.4M of the short-term loan into a long-term loan. The Company’s balance sheet statements as of December 31, 2002 and March 31, 2003 have been adjusted to reflect such change in the loan structure.

The Company’s cash position on March 31, 2003 was $2.6M, compared to $3.2M at the end of the previous quarter. The operating cash flow during the quarter improved to a cash burn of $0.8M compared to a cash burn of $1.7M in the previous quarter. Excluding cash outflows during the quarter related to Q4 2002 restructuring activities, the Company’s cash burn was $0.5M. Days of Sales Outstanding (DSO) for the quarter ended on March 31, 2003 was 58 days.

“We are beginning to realize the benefits of the restructuring we accomplished in 2002 in operations, sales, distribution, and new vertical markets,” stated Win Burke, president and CEO, ViryaNet. “Our revenues are beginning to grow as our new sales, distribution, and marketing programs begin to produce results. As a result of the cost reductions taken in 2002 as well as improved revenues on improved business terms, our operational cash burn in this quarter was reduced to approximately $0.5M. We anticipate steady improvements going forward, and, for the second quarter of 2003, we expect to report revenues in the range of $2.6M to $2.8M, and cash flow from operations to be slightly positive.”

Q1 Activities

During the first quarter of 2003, the Company forged a strategic partnership with GE Network Solutions, a business unit of GE Power Systems, and an affiliate of GE Capital Equity Holdings, which is the second largest shareholder of ViryaNet. The terms of the agreement call for GE Network Solutions to act as a value added reseller (VAR) of the ViryaNet products — marketing, selling, implementing, and supporting the ViryaNet Service Hub in the utilities, oil & gas, and telecommunications markets worldwide. The terms of the agreement included an initial purchase by GE Network Solutions of ViryaNet software licenses.

In other reseller channel activities, Aspective, ViryaNet’s European partner, gained a new elecommunications customer, Orange Telecommunications, using ViryaNet’s software and sold additional ViryaNet software user licenses to T-Mobile, another of its telecommunications customers. ViryaNet also entered into an agreement with Bitek, a product and systems integration company, located in Korea, whereby Bitek markets, sells, and supports ViryaNet Service Hub in multiple market sectors in southeast Asia.

The first quarter of 2003 also saw the rapid implementation of ViryaNet Service Hub at Leslie’s PoolMart, as well as the completion of a major release upgrade at Symbol Technologies.

About ViryaNet

ViryaNet is a provider of software applications that improve the quality and efficiency of an organization’s service operations. ViryaNet’s flagship product — the award-winning ViryaNet Service Hub — combines the power of the Internet, the freedom of wireless technologies, and the resources of ViryaNet’s deep service expertise to help companies improve workforce scheduling, dispatching, and activity reporting; customer contract and entitlement automation; and asset, logistics, and depot repair management.

Customers in the utility, telecommunications, grocery and retail, high-technology manufacturing, HVAC, and other industries use ViryaNet Service Hub to transition complex service business processes into a manageable, scalable Internet operation, with the goal of increasing service revenues, decreasing service costs, and maximizing customer satisfaction.

Safe Harbor Statement

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995: The statements contained in this press release that are not purely historical are forward-looking statements within the meaning of Section 21E of the Securities and Exchange Act of 1934, as amended, including statements regarding ViryaNet’s expectations, beliefs, intentions, or strategies regarding the capabilities of its products, its relationships with its customers, its customer purchases, its future operational plans and objectives including integration of other businesses, its future business prospects, its future financial performance, its future cash position, and its future prospects for profitability. All forward-looking statements included in this document are based upon information available to ViryaNet Ltd. as of the date hereof, and ViryaNet Ltd. assumes no obligation to update any such forward-looking statements. Forward-looking statements involve risks and uncertainties, which could cause actual results to differ materially from those projected. These and other risks relating to ViryaNet’s business include market acceptance of and demand for the Company’s products, risks associated with a slow-down in the economy, risks associated with the financial condition of the company’s customers, risks associated with competition and competitive pricing pressures, risks associated with increases in costs and operating expenses, risks in technology development and commercialization, the risk of operating losses, risks in product development, risks associated with international sales, and other risks that are set forth in ViryaNet’s Form F-1, as amended, declared effective by the SEC on September 19, 2000, and the other reports filed from time to time with the Securities and Exchange Commission. Reported results should not be considered an indication of future performance. You should not place undue reliance on these forward-looking statements, which speak only as the date hereof. ViryaNet disclaims any obligation to publicly update or revise any such forward-looking statements to reflect any change in our expectations or in events, conditions, or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.

FOR IMMEDIATE RELEASE

VIRYANET REPORTS RESULTS OF ITS

FIRST FISCAL QUARTER OF 2003

VIRYANET LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS (U.S. GAAP)

	December 31, 2002	March 31, 2003
	U.S. dollars in thousands
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$3,211	$2,631
Restricted cash	30
Trade receivables (net of allowance for doubtful accounts of $1,905 and $1,945 for 2002 and 2003, respectively)	1,519	1,296
Other receivables and prepaid expenses	1,090	681

Total current assets	5,850	4,608

SEVERANCE PAY FUND	554	516

PROPERTY AND EQUIPMENT, NET	1,529	1,253

INTANGIBLE ASSETS, NET	2,902	2,887

	$10,835	$9,264

VIRYANET LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS (U.S. GAAP)

	December 31, 2002	March 31, 2003
	U.S. dollars in thousands
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Short-term bank credit	$1,545	$1,758
Current maturities on long-term loan	—	300
Trade payables	844	754
Deferred revenues	1,440	1,652
Other payables and accrued expenses	3,139	2,679

Total current liabilities	6,968	7,143

LONG-TERM LIABILITIES:
Long-term loan, net of current maturities	2,400	2,100
Accrued severance pay	965	904

Total long-term liabilities	3,365	3,004

SHAREHOLDERS’ EQUITY:
Share capital	721	721
Additional paid-in capital	100,934	100,934
Accumulated other comprehensive loss	(368)	(384)
Accumulated deficit	(100,785)	(102,154)

Total shareholders’ equity	502	(883)

	$10,835	$9,304

VIRYANET LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS (U.S. GAAP)

U.S. dollars in thousands, except share and per share data

	Three months ended March 31,
	2002	2003
Revenues:
Software licenses	$2,636	$263
Maintenance and services	1,516	1,739

Total revenues	4,152	2,002

Cost of revenues:
Software licenses	311	47
Maintenance and services	1,052	1,106

Total cost of revenues	1,363	1,153

Gross profit	2,789	849

Operating expenses:
Research and development	698	630
Sales and marketing	1,427	985
General and administrative	520	531
Amortization of deferred stock compensation	28	—
In-process research and development write-off	480	—

Total operating expenses	3,153	2,146

Operating loss	(364)	(1,297)
Financial income (expenses), net	24	(72)

Net loss	$(340)	$(1,369)

Basic and diluted net loss per share	$(0.51)	$(0.51)

Weighted average number of shares used in computing basic and diluted net loss per share	2,326,392	2,681,733

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